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             SAPIENS AMERICAS AND CASTLEBAY CONSULTING FORM ALLIANCE

Research Triangle Park, NC--May 15, 2003--Sapiens Americas, a wholly owned subsidiary of Sapiens International (NASDAQ and TASE: SPNS) today announced a strategic partnership with CastleBay Consulting (CBC). The alliance will provide a more robust deployment capability for Sapiens' Policy INSIGHT solution; this is based on an already successful track record of business development in the insurance industry. Sapiens also plans to leverage CBC's skilled resources for project management and business analysis.

The alliance agreement is a logical next step to formalize the successful teamwork the two companies have already shared in business development for high value insurance solutions. Joint activities will continue to be focused in delivering best-of-breed solutions to the P&C insurance market and expanding the functionality of Sapiens' packages to meet market demands. The alliance will share resources to deploy and deliver industry-proven capabilities to the insurance market.

"We have been very impressed with the maturity of Sapiens technology, their track record of successful delivery in the insurance industry and the functionality of their Policy INSIGHT solution," said George Grieve, Founder and President of CastleBay Consulting. "The timing is also perfect since there is a pent up demand for solutions in this space."

"The CastleBay alliance has already proven to be a successful one for us, said Larry Goldberg, senior vice president, Sapiens Americas. "The partnership brings immediate value to our client base through CBC's deep domain expertise and proven know-how for solution development and deployment."

ABOUT CASTLEBAY CONSULTING
CastleBay Consulting is a Texas Corporation that was founded in 1998. The company was formed to provide high quality strategic systems planning, project management, business analysis and related software implementation services to the Insurance industry using senior level, expert consultants. The average insurance industry exposure of CastleBay's consultants is more than 20 years. CBC's staff and contract partners come from world-class consulting and software vendor environments, and major carrier companies where they held principal and officer-level positions. The major aspects of CBC's value proposition are insurance domain expertise, complex technology project experience, reuse and leverage of Intellectual Capital and a strong focus on delivering client value.

ABOUT SAPIENS INTERNATIONAL
Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper and Panasonic UK, among others. For more information, please visit www.sapiens.com.

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FOR ADDITIONAL INFORMATION
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Rebecca Green
Padilla Speer Beardsley
Tel: +1-212-752-8338
e-Mail: rgreen@psbpr.com

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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.